UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35247

TANGOE, INC.

(Exact name of registrant as specified in its charter)

35 Executive Blvd.

Orange, Connecticut 06477

(203) 859-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*            On June 16, 2017, TAMS Inc., a Delaware corporation, merged (the “Merger”) with and into Tangoe, Inc., a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of April 27, 2017, by and among Asentinel, LLC, a Delaware limited liability company (“Parent”), TAMS Inc., a Delaware corporation, and the Company. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tangoe, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 21, 2017	By:	/s/ Robert Irwin
			Name:	Robert Irwin
			Title:	Chief Executive Officer